

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2026

Siddharth Sitaram
Chief Accounting Officer
Doximity, Inc.
300 3rd St; Suite 510
San Francisco, CA 94107

> **Re: Doximity, Inc.**
> **Form 10-K for the Year Ended March 31, 2025**
> **Form 10-Q for the Period Ended December 31, 2025**
> **File No. 001-40508**

Dear Siddharth Sitaram:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology